UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 19, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR

SEPTEMBER 2020

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS OF THE COMPANY IN SEPTEMBER

In September 2020, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 29.53% year-on-year, among which, the passenger transportation capacity of its domestic routes increased by 8.54% year-on-year, and the passenger transportation capacity of its international and regional routes decreased by 94.87% and 93.17% year-on-year, respectively; passenger traffic volume (measured by revenue passenger-kilometres) decreased by 32.16% year-on-year, among which, the passenger traffic volume of its domestic routes increased by 3.57% year-on-year, and the passenger traffic volume of its international and regional routes decreased by 96.82% and 97.04% year-on-year, respectively; and passenger load factor decreased by 2.98 percentage points year-on-year to 76.88%, among which, the passenger load factor of its domestic, international and regional routes decreased by 3.73, 29.50 and 39.36 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company only consists of freight transportation operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. In September 2020, freight load volume decreased by 21.43% year-on-year.

In September 2020, the Company did not launch any new routes.

II.	IMPACT OF THE NOVEL CORONAVIRUS (COVID-19) EPIDEMIC ON THE COMPANY IN THE FIRST THREE QUARTERS OF 2020

The outbreak of the novel coronavirus (COVID-19) epidemic (“COVID-19”) at the beginning of 2020 has caused a huge impact on the global aviation industry, and the Company is facing an unprecedented severe situation. With the prevention and control of COVID-19 in China being continuously improved and social production and living order being steadily recovered, civil aviation in China has shown a trend of steady recovery. However, as affected by the situation of COVID-19 around the world, passenger transportation of international routes has remained at a low level. It is expected that the operation results of the Company for the first three quarters of 2020 will be materially and adversely affected.

III.	FLEET STRUCTURE

As of the end of September 2020, the Company introduced three A320NEO aircraft and retired one B737-700 aircraft, and operated a total of 722 aircraft, including 272 self-owned aircraft, 257 aircraft under finance lease and 193 aircraft under operating lease.

As of the end of September 2020, details of the fleet structure of the Company were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	43	45	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	29	22	5	56
	Narrow-body passenger aircraft	228	212	188	628
5	A320 series	137	128	68	333
6	B737 series	91	84	120	295
	Regional aircraft	1	0	0	1
7	ARJ series	1	0	0	1
	Total	272	257	193	722

Note: The 9 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

IV.	MAJOR OPERATING DATA

					Total	Total
					amount	amount
					completed	completed
	Amount	Amount			from	from
	completed	completed			January	January
	in September	in September	Year-on-		to September	to September	Year-on-
	2020	2019	year increase		in 2020	in 2019	year increase
Passenger Transportation Data
ASK (available seat-kilometres) (millions)	15,879.00	22,532.67	-29.53%		106,534.91	201,799.31	-47.21%
— Domestic routes	15,445.09	14,229.88	8.54%		90,517.58	128,410.51	-29.51%
— International routes	402.10	7,837.04	-94.87%		15,261.87	68,325.14	-77.66%
— Regional routes	31.81	465.75	-93.17%		755.46	5,063.66	-85.08%
RPK (revenue passenger-kilometres) (millions)	12,207.11	17,994.00	-32.16%		74,562.28	166,752.34	-55.29%
— Domestic routes	12,004.21	11,590.84	3.57%		64,038.39	107,256.72	-40.29%
— International routes	193.32	6,079.59	-96.82%		10,125.80	55,438.18	-81.73%
— Regional routes	9.58	323.57	-97.04%		398.10	4,057.45	-90.19%
Number of passengers carried (thousands)	8,983.15	10,492.79	-14.39%		50,506.52	97,987.10	-48.46%
— Domestic routes	8,945.71	8,838.20	1.22%		48,031.72	81,734.29	-41.23%
— International routes	29.17	1,420.46	-97.95%		2,167.01	13,273.21	-83.67%
— Regional routes	8.28	234.14	-96.47%		307.79	2,979.60	-89.67%
Passenger load factor (%)	76.88	79.86	-2.98	pts	69.99	82.63	-12.64	pts
— Domestic routes	77.72	81.45	-3.73	pts	70.75	83.53	-12.78	pts
— International routes	48.08	77.58	-29.50	pts	66.35	81.14	-14.79	pts
— Regional routes	30.12	69.47	-39.36	pts	52.70	80.13	-27.43	pts
Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	574.09	756.75	-24.14%		4,697.90	6,717.36	-30.06%
— Domestic routes	330.22	255.00	29.50%		1,684.16	2,369.36	-28.92%
— International routes	241.74	490.82	-50.75%		2,980.00	4,192.41	-28.92%
— Regional routes	2.13	10.93	-80.54%		33.74	155.59	-78.32%

					Total	Total
					amount	amount
					completed	completed
	Amount	Amount			from	from
	completed	completed			January	January
	in September	in September	Year-on-		to September	to September	Year-on-
	2020	2019	year increase		in 2020	in 2019	year increase
RFTK (revenue freight tonne-kilometres) (millions)	171.50	273.67	-37.33%		1,444.99	2,101.12	-31.23%
— Domestic routes	87.27	90.65	-3.73%		517.94	685.99	-24.50%
— International routes	83.51	181.14	-53.90%		919.40	1,392.61	-33.98%
— Regional routes	0.72	1.88	-61.49%		7.65	22.51	-66.01%
Weight of freight carried (million kg)	71.46	90.95	-21.43%		477.90	698.91	-31.62%
— Domestic routes	60.93	63.51	-4.06%		362.77	483.95	-25.04%
— International routes	9.83	25.87	-62.03%		107.97	195.92	-44.89%
— Regional routes	0.70	1.56	-55.20%		7.16	19.04	-62.40%
Freight load factor (%)	29.87	36.16	-6.29	pts	30.76	31.28	-0.52	pts
— Domestic routes	26.43	35.55	-9.12	pts	30.75	28.95	1.8	pts
— International routes	34.54	36.91	-2.36	pts	30.85	33.22	-2.37	pts
— Regional routes	33.99	17.18	16.81	pts	22.68	14.47	8.21	pts
Consolidated Data
ATK (available tonne-kilometres) (millions)	2,003.20	2,784.69	-28.06%		14,286.04	24,879.30	-42.58%
— Domestic routes	1,720.28	1,535.69	12.02%		9,830.74	13,926.31	-29.41%
— International routes	277.93	1,196.15	-76.76%		4,353.57	10,341.67	-57.90%
— Regional routes	4.99	52.85	-90.56%		101.73	611.32	-83.36%
RTK (revenue tonne-kilometres) (millions)	1,263.67	1,875.73	-32.63%		8,023.18	16,752.91	-52.11%
— Domestic routes	1,161.44	1,123.88	3.34%		6,178.40	10,119.18	-38.94%
— International routes	100.66	721.11	-86.04%		1,802.28	6,254.75	-71.19%
— Regional routes	1.58	30.75	-94.87%		42.50	378.98	-88.79%
Overall load factor (%)	63.08	67.36	-4.28	pts	56.16	67.34	-11.18	pts
— Domestic routes	67.51	73.18	-5.67	pts	62.85	72.66	-9.81	pts
— International routes	36.22	60.29	-24.07	pts	41.40	60.48	-19.08	pts
— Regional routes	31.61	58.18	-26.57	pts	41.77	61.99	-20.22	pts

Note: Freight transportation data only contained data of bellyhold space in passenger aircraft and passenger-to-freighter conversion. The table does not contain data of cargo services.

V.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The strike and impact of COVID-19 on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity, and the specific extent of impact is yet to be evaluated according to the actual situation in the future. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 16 October 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).